Exhibit 99.1

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2023 and 2022

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2023 and 2022

Page(s)

Condensed interim consolidated statement of financial position	2

Condensed interim consolidated statement of comprehensive profit or loss	3

Condensed interim consolidated statement of changes in equity	4

Condensed interim consolidated statement of cash flows	5

Notes to the condensed interim consolidated financial statements	6 - 27

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated statement of financial position – As of 30 June 2023

(All amounts are shown in USD unless otherwise stated)

		(Unaudited)	(Audited)
		At 30 June	At 31 December
	Note	2023	2022
ASSETS
Non-current assets
Property and equipment	4	872,685	1,270,838
Intangible assets	5	179,480	10,534,278
Right-of-use assets		587,109	815,646
Sublease receivables		215,491	553,029
Deferred tax assets	19	9,408,649	18,708,988
		11,263,414	31,882,779

Current assets
Prepaid expenses and other current assets	6	2,584,667	3,298,377
Trade and other receivables	7	5,952,470	14,815,432
Sublease receivables		841,974	648,523
Cash and cash equivalents	8	376,768	1,538,347
		9,755,879	20,300,679
Assets classified as held for sale	22	13,633,830	5,279,098
Total assets		34,653,123	57,462,556

EQUITY AND LIABILITIES
EQUITY
Share capital	9	16,955	13,903
Share premium	9	345,942,255	343,435,529
Employee share scheme reserve	10	387,468	773,666
Foreign currency translation reserve		(11,500,743)	(4,347,257)
Reserve of disposal groups classified as held for sale		3,715,263	(492,474)
Accumulated deficit		(330,485,312)	(332,562,780)
Equity attributable to equity holders of the Parent Company		8,075,886	6,820,587

Non-controlling interests		(3,039,317)	(4,191,394)
Total equity		5,036,569	2,629,193

LIABILITIES
Non-current liabilities
Provision for employees’ end of service benefits		—	267,751
Derivative warrant liabilities	11	1,317,091	1,317,091
Deferred purchase price	13	70,168	194,093
Lease liabilities		1,393,484	1,592,111
		2,780,743	3,371,046

Current liabilities
Deferred purchase price	13	988,038	7,425,488
Accounts payable, accruals and other payables	12	14,917,098	33,418,502
Current tax liabilities		472,101	1,027,404
Due to related party		556,000	—
Loans from a related party		139,985	—
Lease liabilities		596,361	751,015
		17,669,583	42,622,409
Liabilities directly associated with assets classified as held for sale	22	9,166,228	8,839,908
Total liabilities		29,616,554	54,833,363
Total equity and liabilities		34,653,123	57,462,556

op

The accompanying notes are an integral part of these condensed interim consolidated financial statements.	(2)

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated statement of comprehensive profit or loss - For the period ended 30 June 2023

(All amounts are shown in USD unless otherwise stated)

		(Unaudited)	(Unaudited)
	Note	2023	2022
Continuing operations
Revenue	14	11,116,013	21,671,391
Cost of sales	15	(9,352,628)	(24,409,896)
Gross income/(loss)		1,763,385	(2,738,505)

General and administrative expenses	16	(2,786,562)	(40,163,103)
Selling and marketing costs		(19,967)	(11,165,925)
Other expenses	17	(2,305,274)	(1,906,995)
Other income	18	16,767,714	4,649
Operating profit/(loss)		13,419,296	(55,969,879)

Change in fair value of financial liabilities		149,430	62,324,575
Recapitalization cost	23	—	(139,609,424)
Impairment of financial assets		—	(10,000,890)
Gain on disposal of subsidiaries		967,310	—
Write-down of assets held for sale		(10,889,775)	—
Finance income		4,834	77,735
Finance cost		(61,810)	(3,474,108)
Profit/(loss) before tax from continuing operations		3,589,285	(146,651,991)

Income tax benefit	19	—	672,857

Profit/(loss) for the period from continuing operations		3,589,285	(145,979,134)

Discontinued operations
Loss for the period/year from discontinued operations	22	(1,511,817)	(15,640,435)
Profit/(loss) for the period		2,077,468	(161,619,569)

Attributable to:
Equity holders of the Parent Company		2,077,468	(159,738,379)
Non-controlling interests		—	(1,881,190)
		2,077,468	(161,619,569)

Profit/(loss) per share attributable to equity holders of the Parent Company
Basic	20	0.32	(1.50)
Diluted	20	0.25	(1.50)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations, net of tax		(2,945,749)	(1,588,579)
Total comprehensive loss for the period		(868,281)	(163,208,148)

Attributable to:
Equity holders of the Parent Company		(868,281)	(161,326,958)
Non-controlling interests		—	(1,881,190)
		(868,281)	(163,208,148)

op

The accompanying notes are an integral part of these condensed interim consolidated financial statements.	(3)

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated statement of changes in equity – As of 30 June 2023

(All amounts are shown in USD unless otherwise stated)

								Equity/(deficit)
					Reserve for	Foreign		attributable to
				Share-based	disposal	currency		equity holders	Non-
		Share	Share	compensation	group held	translation	Accumulated	of the Parent	controlling	Total
	Note	capital	Premium	reserve	for sale	reserve	losses	Company	interests	equity/(deficit)
As at January 1, 2022 (recast) (Audited)		8,529	88,873,188	36,929,523	—	450,863	(216,066,255)	(89,804,152)	66,378	(89,737,774)

Total comprehensive loss for the period
Loss for the period		—	—	—	—	—	(159,738,379)	(159,738,379)	(1,881,190)	(161,619,569)
Other comprehensive loss for the period		—	—	—	—	(1,588,579)	—	(1,588,579)	—	(1,588,579)
		—	—	—	—	(1,588,579)	(159,738,379)	(161,326,958)	(1,881,190)	(163,208,148)

Issuance of shares		39	2,670,139	—	—	—	—	2,670,178	—	2,670,178
Issuance of shares to PIPE Investors		397	39,663,603	—	—	—	—	39,664,000	—	39,664,000
Issuance of shares to SPAC shareholders		1,395	—	—	—	—	—	1,395	—	1,395
Conversion of convertible notes		1,612	145,952,505	—	—	—	—	145,954,117	—	145,954,117
Recapitalizations costs		—	121,077,329	—	—	—	—	121,077,329	—	121,077,329
Costs attributable to the issuance of shares in connection with the business combination		—	(8,467,766)	—	—	—	—	(8,467,766)	—	(8,467,766)
Fair value of shares earnouts		—	(75,550,455)	—	—	—	—	(75,550,455)	—	(75,550,455)
Acquisition of a subsidiary		—	—	—	—	—	—	—	2,825,151	2,825,151
Employee share scheme reserve		—	—	257,093	—	—	—	257,093	—	257,093
As at June 30, 2022 (recast) (Unaudited)		11,972	314,218,543	37,186,616	—	(1,137,716)	(375,804,634)	(25,525,219)	1,010,339	(24,514,880)

As at 1 January 2023 (Audited)		13,903	343,435,529	773,666	(492,474)	(4,347,257)	(332,562,780)	6,820,587	(4,191,394)	2,629,193

Total comprehensive loss for the period
Profit for the period		—	—	—	—	—	2,077,468	2,077,468	—	2,077,468
Other comprehensive loss for the period		—	—	—	—	(2,945,749)	—	(2,945,749)	—	(2,945,749)
		—	—	—	—	(2,945,749)	2,077,468	(868,281)	—	(868,281)

Issuance of shares	9	3,052	2,506,726	—	—	—	—	2,509,778	—	2,509,778
Employee share scheme reserve		—	—	(386,198)	—	—	—	(386,198)	—	(386,198)
Discontinued operations		—	—	—	4,207,737	(4,207,737)	—	—	—	—
Disposal of a subsidiary		—	—	—	—	—	—	—	1,152,077	1,152,077
As at June 30, 2023 (Unaudited)		16,955	345,942,255	387,468	3,715,263	(11,500,743)	(330,485,312)	8,075,886	(3,039,317)	5,036,569

op

The accompanying notes are an integral part of these condensed interim consolidated financial statements.	(4)

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated statement of cash flows - for the period ended 30 June 2023

(All amounts are shown in USD unless otherwise stated)

	For the six-month period ended
	30 June
	(Unaudited)	(Unaudited)
	2023	2022
Profit before tax from continued operations	3,589,285	(146,602,899)
Loss before tax from discontinued operations	(1,511,817)	(15,640,435)
Profit/(loss) for the year before tax	2,077,468	(162,243,334)

Adjustments to reconcile profit/(loss) before tax to net cash flows:
Depreciation of property and equipment	513,463	365,340
Depreciation of right-of-use assets	804,836	703,553
Amortization of intangible assets	1,844,585	676,750
Write down of assets held for sale	10,889,775	—
Other non – cash income	(16,637,801)	—
Gain on disposal of subsidiaries	(967,310)	—
Change in fair value of financial liabilities	(149,430)	(62,324,575)
Provision for employees’ end of service benefits	37,711	322,955
Other non-cash expenses	—	5,919,585
Gain on disposal of right-of-use assets	—	(85,636)
Impairment of financial assets	—	10,000,890
Recapitalization costs	—	139,609,424
Employee share scheme reserve charges	—	257,093
	(1,586,703)	(66,797,955)
Changes in working capital:
Trade and other receivables	3,209,551	(8,114,968)
Prepaid expenses and other current assets	779,057	(3,988,021)
Due to related party	556,000	—
Accounts payable, accruals and other payables	(159,887)	1,992,144
Current tax liabilities	(555,303)	518,387
Payment of employees’ end of service benefits	—	(439,914)
Net cash flows from/(used in) operating activities	2,242,715	(76,830,327)

Cash flows from an investing activity
Sublease rentals received	144,087	—
Purchase of property and equipment	—	(1,191,592)
Purchase of financial assets	—	(5,000,010)
Capitalized development costs	—	(1,666,934)
Payment for acquisition of subsidiary, net of cash acquired	—	(1,463,293)
Net cash flows from/(used in) investing activities	144,087	(9,321,829)

Cash flows from financing activities
Proceeds from issuance of share capital	635	32,333,801
Proceeds from issuance of convertible notes	788,828	26,336,000
Repayment of loan from related party	(318,256)	(35,066)
Repayment of external loan	(707,125)	—
Finance lease liabilities paid, net of accretion	(870,771)	(436,677)
Proceed from PIPE subscription	—	39,664,000
Finance cost paid	—	(182,996)
Net cash flows (used in)/from financing activities	(1,106,689)	97,679,062

Net increase in cash and cash equivalents	1,280,113	11,526,906
Cash and cash equivalents at the beginning of the year	2,696,276	9,529,723
Effects of exchange rate changes on cash and cash equivalents	(3,057,865)	(1,752,249)
Cash and cash equivalents at the end of the year	918,524	19,304,380

op

The accompanying notes are an integral part of these condensed interim consolidated financial statements.	(5)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2023 and 2022

1	Establishment and operations

Swvl Holdings Corp (the “Parent Company”) (formerly known as “Pivotal Holdings Corp”) is a business company limited by shares incorporated under the laws of the British Virgin Islands and was registered on 23 July 2021. The registered office of the Company is at P.O. Box 173, Kingston Chambers, Road Town, Tortola, the British Virgin Islands.

The condensed interim consolidated financial statements as at and for the six-month period ended 30 June 2023 consist of the Parent Company and its subsidiaries (together referred to as the “Group”). The Group’s principal head office is located in The Offices 4, One Central, Dubai World Trade Centre, Street 1, Dubai, United Arab Emirates.

Swvl Inc. was founded on 17 May 2017. Swvl Holdings Corp was incorporated as a direct wholly-owned subsidiary of Swvl Inc. As a result of various legal entity reorganization transactions undertaken in March 2022, Swvl Holdings Corp became the holding company of the Group, and the then-stockholders of Swvl Inc. became the stockholders of Swvl Holdings Corp. Swvl Inc. is the predecessor of Swvl Holdings Corp for financial reporting purposes.

The Group operates multimodal transportation networks that offer access to transportation options through the Group’s platform and mobile-based application. The Group also licenses its technology to transport operators to manage their service. The Group operates a technology platform that uses a widespread transportation network. The Group uses leading technology, operational excellence and product expertise to operate transportation services on predetermined routes. The Group develops and operates proprietary technology applications supporting a variety of offerings on its platform (“platform(s)” or “Platform(s)”). The Group provides transportation services through contracting with other service providers (or transportation operators). Riders are collectively referred to as “end-user(s)” or “consumer(s)”. The drivers are referred to as “captain(s)”.

Reverse recapitalization

On 28 July 2021, the Parent Company and Queen’s Gambit Growth Capital, a Cayman Islands exempted company with limited liability (the “SPAC”) listed on the Nasdaq Capital Market (“NASDAQ”), and certain other parties have entered into a definitive agreement for a business combination that would result in the Group becoming a publicly listed company upon completion of the aforementioned transaction.

On March 31, 2022 (the “Closing Date”), the Parent Company consummated the transactions contemplated by the Business Combination Agreement (the “Business Combination Agreement”), dated as of July 28, 2021, as amended, between Swvl Inc., Queen’s Gambit Growth Capital and other merger companies.

As a result of the mergers and the other transactions (the “Transaction”) contemplated by the Business Combination Agreement, the merged Queen’s Gambit Surviving Company and Swvl Inc. each became wholly owned subsidiaries of the Parent Company, and the securityholders of the SPAC and Swvl Inc. became securityholders of the Parent Company.

The Parent Company’s Second Amended and Restated Memorandum and Articles of Association authorizes the issuance of up to 555,000,000 shares, consisting of (a) 500,000,000 Class A Ordinary Shares and (b) 55,000,000 preferred shares. All outstanding Class A Ordinary Shares are fully paid and non-assessable. To the extent they are issued, certificates representing Class A Ordinary Shares are issued in registered form. All options, regardless of grant dates, will entitle holders to an equivalent number of Class A Ordinary Shares once the vesting and exercising conditions are met.

Subsequent to the closing of the Transaction, there were 118,496,102 Class A Ordinary Shares with par value of $0.0001 per share that were outstanding and issued. There were also 17,433,333 Warrants outstanding, at the closing of the Transaction, each exercisable at $11.50 per one Class A Ordinary Share, of which 11,500,000 are public warrants (“Public Warrants”) listed on NASDAQ and 5,933,333 private placement warrants (“Private Warrants”) held by the Sponsor (Note 12).

(6)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2023 and 2022 (continued)

1	Establishment and operations (continued)

Reverse recapitalization (continued)

Pursuant to the terms of the Business Combination Agreement, at the Closing Date, among other things, each shareholder of Swvl Inc.’s outstanding a) Common Shares A, b) Common Shares B and c) Class A, B, C, D and D-1 preferred shares received approximately 1,510 (“Conversion Ratio”) shares of the Parent Company’s common shares A and the contingent right to receive certain Earnout Shares, for each share of the Company’s common shares, par value $0.0001 per share in exchange of original shares. The conversion ratio was calculated by dividing the total number of shares to be allocated to the pre-Business Combination shareholders (which was obtained by dividing the valuation by $10 SPAC share price) by the number of shares outstanding pre-Business Combination. Owing to the nature of the transaction, the comparative figures have been recast.

Concurrently at the Closing Date, each outstanding and unexercised option (vested or not) to purchase Swvl Inc.’s Common Shares, was converted to an option to purchase approximately 1,510 of the Parent Company’s common Shares A and the contingent right to receive certain Earnout restricted Stock Units (“Earnout RSUs”) at an exercise price per option equal to (x) the exercise price per option divided by (y) the exchange ratio.

Considering the facts of the Business Combination Agreement, it was assumed that the quoted price of the Company’s Common Shares A inherently considers the impact of the contingently issuable Earnout Shares, and it was part of an equity transaction between parties to the Transaction.

In addition, pursuant to the terms of the Business Combination Agreement, at the Closing Date, each outstanding Queen’s Gambit Warrant was automatically assumed and converted into a new Warrant to acquire new Swvl’s Common Share A, subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding former Queen’s Gambit Warrants.

In connection with the consummated Business Combination Agreement, certain investors (“PIPE Investors”) completed a private placement of 12,188,711 Common Shares A of the Parent Company for an aggregate purchase price of $111.5 million, of which $71.8 million were automatically exchanged to shares representing exchangeable notes issued by Swvl Inc. to certain PIPE investors prior to the consummated Merger.

Pursuant to the Business Combination Agreement, the SPAC does not meet the definition of a business under the guidance of IFRS 3, hence the Transaction was accounted for as a recapitalization in accordance with IFRS 2. Under this method of accounting, Queen’s Gambit Growth Company is treated as the acquired company and Swvl Inc. is treated as the acquirer for financial statement reporting purposes. Swvl Inc. has been determined to be the accounting acquirer based on evaluation of the facts and circumstances of the business combination.

The following table summarizes the proceeds raised and issuance costs incurred related to the Business Combination on 30 March 2022:

	Number of
	shares	USD
Public shares outstanding	34,500,000	345,000,000
Shares redeemed	(29,175,999)	(291,759,990)
Shares issued to SPAC public investors	5,324,001	53,240,010
Shares converted for SPAC founders	8,625,000	—
	13,949,001	53,240,010

Cash from reverse recapitalization		53,240,010
SPAC reverse recapitalization professional fees		(20,906,209)
Net proceeds from reverse recapitalization		32,333,801

(7)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2023 and 2022 (continued)

1	Establishment and operations (continued)
1.1	Consolidated subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

As of 30 June 2023, the Group still maintained control for all subsidiaries, however, certain subsidiaries were decided to be held for sale or to be discontinued, subsidiaries listed below will be presented with the same alignment.

i)	Continued operations

	Country of	Legal ownership %		Principal
Company name	incorporation	30-June-23	31-Dec-22	business activities
Swvl Inc.	British Virgin Islands	100%	100%	Holding company
Pivotal Merger Sub Company I	Cayman Islands	100%	100%	Merger entity
Swvl Global FZE	UAE	100%	100%	Headquarters and management activities
Swvl for Smart Transport Applications and Services LLC	Egypt	99.80%	99.80%	Providing a technology
Swvl Technologies FZE	UAE	100%	100%	platform to enable
Swvl Saudi for Information Technology	Kingdom of Saudi Arabia	100%	100%	passenger transportation

(8)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2023 and 2022 (continued)

1.1	Consolidated subsidiaries (continued)

ii)	Discontinued operations

	Country of	Legal ownership %		Principal
Company name	incorporation	30-June-23	31-Dec-22	business activities
Swvl Pakistan (Private) Ltd.	Pakistan	—	99.99%
Swvl NBO Limited	Kenya	100%	100%
Swvl Technologies Ltd.	Kenya	100%	100%
Smart Way Transportation LLC (i)	Jordan	—	—	Providing a technology
Swvl My For Information Technology SDN BHD	Malaysia	100%	100%	platform to enable
Shotl Transportation, S.L.	Spain	—	55%	passenger transportation
Viapool Inc. (ii), a direct subsidiary of Swvl Global FZE	Delaware, USA	51%	51%	Holding company
Movilidad Digital SAS (ii), a subsidiary of Viapool, Inc.	Argentina	51%	51%
Viapool SRL (ii), a subsidiary of Viapool, Inc.	Argentina	51%	51%	Providing a technology
Viapool SPA (ii), a subsidiary of Viapool, Inc.	Chile	51%	51%	platform to enable
Swvl Brasil Tecnologia LTDA (ii), a subsidiary of Viapool, Inc.	Brazil	51%	51%	passenger transportation
Swvl Germany GmbH (formerly “Blitz B22-203 GmbH”) (iii), a direct subsidiary of Swvl Inc.	Germany	100%	100%	Holding company
Door2Door GmbH (iii), a subsidiary of Swvl Germany GmbH	Germany	100%	100%	Providing a technology platform to enable passenger transportation
Volt Lines B.V. (iv), a direct subsidiary of Swvl Global FZE.	Netherlands	—	100%	Holding company
Volt Lines Akilli Ulasim Teknolojileri ve Tasimacilik AS (iv), a subsidiary of Volt Lines B.V.	Turkey	—	100%	Providing a technology platform to enable
Volt Lines MENA limited (iv), a subsidiary of Volt Lines B.V.	UAE	—	100%	passenger transportation
Urbvan mobility ltd., a direct subsidiary of Swvl Global FZE.	Cayman entity	100%	100%	Holding company
Urbvan intermediate holdings, llc, a subsidiary of Urbvan mobility ltd.	Delaware, USA	100%	100%
Commute technologies s.a.p.i. de c.v., a subsidiary of Urbvan mobility ltd.	Mexico	100%	100%	Providing a technology
Urbvan commute operations s.a.p.i. de c.v., a subsidiary of Urbvan mobility ltd.	Mexico	100%	100%	platform to enable
Ops transit mobility, s.a. de c.v., a subsidiary of Urbvan mobility ltd.	Mexico	100%	100%	passenger transportation
ID vans, s.a.p.i. de c.v., a subsidiary of Urbvan mobility ltd.	Mexico	100%	100%
Admin mobility, s.a. de c.v., a subsidiary of Urbvan mobility ltd.	Mexico	100%	100%

(9)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2023 and 2022 (continued)

2	Basis of preparation
i)	Compliance with IFRS

These condensed interim consolidated financial statements are for the six-month periods ended 30 June 2023 and 2022 and are presented in United States Dollars (“USD” or “$”), which is the functional currency of the Parent Company. They have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

These condensed interim consolidated financial statements do not include all of the information required in annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the consolidated financial statements for the year ended 31 December 2022. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

ii)	Historical cost convention

These condensed interim consolidated financial statements have been prepared under the historical cost convention except for the following:

-	Certain financial assets, derivative warrant liabilities, derivative liabilities, convertible notes, and earnouts liabilities that are measured at fair value.
-	Income and expenses that have been accounted for using the accrual basis.

The consolidated financial statements have been presented in US Dollars (“USD”, “$”) which is the reporting currency of the Group.

2.1	Going concern

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to discharge its liabilities in the ordinary course of business. The Group had net profits of $ 2,077,468 for the six-month period ended 30 June 2023 ($161,619,569 for the six-month period ended 30 June 2022), accumulated losses of $ 330,485,312 as at 30 June 2023 ($ 332,562,780 as at 31 December 2022), positive operating cash flows of $ 2,242,715 for the six-month period ended 30 June 2023 (negative operating cash flows of $ 76,830,327 for the year ended 31 December 2022). Notwithstanding these results, Management believes there are no events or conditions that give rise to doubt the ability of the Group to continue as a going concern for a period of twelve months after the preparation of the consolidated financial statements.

The Group funded its operations primarily with proceeds from the issuance of Class A Ordinary Shares. On 31 March 2022, the Group received gross proceeds of $53.2 million and $111.5 million from the reverse recapitalization transaction and sale of shares to certain PIPE investors, respectively. During the year, the Group received additional gross proceeds of $28 million through issuance of Class A Ordinary Shares.

The Group initiated portfolio optimization plans throughout the year ended 31 December 2022 that shift focus to profitability and positive working capital, strengthening the Group’s financial position. As a result of these plans, the Group’s Board of Directors resolved to discontinue operations of non-profitable subsidiaries whose cash flows are unlikely to turn positive.

In January 2023, the Group finalized sale of Voltlines B.V for an amount of $ 5,000,000, which was used to settle the deferred purchase price owed to the original shareholders of the subsidiary.

(10)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2023 and 2022 (continued)

2	Basis of preparation (continued)
2.1	Going concern (continued)

In September 2023, the Group finalized the sale of Urbvan Mobility Ltd. for an amount of $ 12,000,000 ($9,600,000 net of selling costs) which was used to settle the Group’s liabilities and supporting the continuing operations’ growth. Further, throughout 2023, management has entered into a number of settlement agreements with the Group’s creditors. These agreements discharge the Group from a portion of the liabilities owed to the creditors. Those settlement agreements have further contributed to strengthening the Group’s financial position throughout 2023.

In addition to the above, management has performed a going concern assessment for a period of twelve months from the date of approval of these financial statements to assess whether conditions exist that raise substantial doubt regarding the Group’s ability to continue as a going concern. Management has used conservative assumptions in assessing the Group’s ability to continue as a going concern. Management has assumed growth rates through the twelve months following the issuance date of these consolidated financial statements based on (i) historical data, (ii) the operational results subsequent to the financial reporting date up to the date of the assessment, and (iii) sales projections and strategic operational expansion plans within existing markets. This assessment indicates that the Group has sufficient liquidity to settle liabilities as they become due for the next twelve months.

Based on the above facts, management believes that they will be successful in maintaining existing markets as self-sufficient, cash generating operational units with positive working capital and executing the planned strategy to meet working capital and capital expenditure requirements that may fall for the next twelve months after the approval of the consolidated financial statements. Further, management intends to utilize the proceeds from the sale of the subsidiaries in growth activities for the existing markets and expansions into potential new markets. across the Group. Based on this, management believes it remains appropriate to prepare these consolidated financial statements on a going concern basis.

2.3	Amended standards adopted by the Group

A number of amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

2.4Accounting policies

The accounting policies used for the condensed interim consolidated financial statements for the six-month period ended 30 June 2023 are consistent with those used in the annual consolidated financial statements for the year ended 31 December 2022.

3Critical accounting judgments and estimates

When preparing the condensed interim consolidated financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management, and will seldom equal the estimated results. The judgements, estimates and assumptions applied in the condensed interim consolidated financial statements for the six-month period ended 30 June 2023 and 2022, including the key sources of estimation uncertainty, were the same as those applied in the Group’s annual consolidated financial statements for the year ended 31 December 2022.

(11)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2023 and 2022 (continued)

4Property and equipment

The property and equipment net book value consists of the following:

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2023	2022
	USD	USD

Leasehold improvements	672,511	749,750
Furniture, fittings and equipment	200,174	521,088
Property and equipment, net	872,685	1,270,838

5Intangible assets

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2023	2022
	Net book value	Net book value
	USD	USD

Licenses	179,480	—
Trade name	—	937,500
Customer list (B2B relationships)	—	3,692,778
Developed technology	—	5,904,000
	179,480	10,534,278

During the six-month period ended 30 June 2023, $ 10,534,278 have been transferred to Assets Classified as held for sale. The assets are associated with Urbvan Mobility Ltd. and are comprised of trade name, customer lists, and developed technologies.

6Prepaid expenses and other current assets

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2023	2022
	USD	USD

Prepaid expenses	1,410,935	1,748,073
Withholding tax receivables	971,251	941,843
Advance to captains	202,481	608,461
	2,584,667	3,298,377

(12)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2023 and 2022 (continued)

7Trade and other receivables

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2023	2022
	USD	USD

Trade receivables	4,713,425	8,816,368
Customer wallet receivables	1,185,361	1,595,542
Accrued income	1,840,435	3,719,488
Less: provision for expected credit losses	(1,795,073)	(2,465,258)
	5,944,148	11,666,140

Other receivables	8,322	3,149,292
	5,952,470	14,815,432

8Cash and bank balances

For the purpose of the cash flow statement, cash and cash equivalents comprise the following:

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2023	2022
	USD	USD

Cash in hand	6,597	1,495
Cash at banks	370,171	1,536,852
	376,768	1,538,347

For the purpose of the cash flow statement, cash and cash equivalents comprise the following:

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2023	2022
	USD	USD

Cash attributable to continued operations	376,768	1,538,347
Cash attributable to discontinued operations	541,756	1,157,929
	918,524	2,696,276

9Share capital

On 31 March 2022, the Parent Company’s common stock and warrants began trading on NASDAQ under the ticker symbols “SWVL” and “SWVLW,” respectively. The Parent Company is authorized to issue 555,000,000 shares, consisting of (a) 500,000,000 Class A Ordinary Shares with a par value of $0.0001 per share and (b) 55,000,000 preferred shares with a par value of $0.0001 per share. As a result of the Transaction, each outstanding share of Swvl Inc. capital stock was converted into the right to receive newly issued shares of the Company’s Class A ordinary shares at the respective Conversion Ratio, and the contingent right to receive certain Earnout Shares, for each share of the Parent Company’s common shares.

(13)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2023 and 2022 (continued)

9Share capital (continued)

During the period, the Group has restructured its authorised shares and issued ordinary shares as detailed below:

(a)	The number of ordinary shares which the Group is authorised to issue has been decreased to 20,000,000 ordinary shares by the consolidation of every 25 ordinary shares of US$0.0001 par value each currently in issue into 1 ordinary share of US$0.0025 par value each; and
(b)	the issued ordinary shares have been combined into a small number of shares, resulting in every 25 issued ordinary share being combined into 1 ordinary share with a par value of US$0.0025 each.

Following the restructuring, the Group is authorised to issue 20,000,000 ordinary shares and 55,000,000 preference shares. The restructuring was approved on 4 January 2023 and became effective on 25 January 2023.

The below table sets out the Group’s share structure as at 30 June 2023:

	At 30 June 2023
	Authorised	Issued
Class A ordinary shares	20,000,000	6,782,000
Preferred shares	55,000,000	—
	75,000,000	6,782,000

	At 30 June 2023
	Number	Share
	of shares	capital
Issuance of shares to Swvl Inc. shareholders	4,632,557	11,581
Issuance of shares to SPAC shareholders	557,960	1,395
Conversion of convertible notes	645,018	1,612
Issuance of shares to PIPE investors	158,656	397
Other shares issued during the year	787,809	1,970
	6,782,000	16,955

At 30 June 2023
Share Premium
Issuance of shares to Swvl Inc. shareholders	91,379,914
Conversion of convertible notes	145,952,505
Issuance of share to PIPE investors	39,663,603
Recapitalization costs (Note 23)	121,077,329
Other shares issued during the year	31,887,125
429,960,476
Less:
Costs attributable to the issuance of shares in connection with the business combination	(8,467,766)
Fair value of earnout shares	(75,550,455)
345,942,255

(14)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2023 and 2022 (continued)

10Employee share scheme reserve

At 30 June 2023, the employee share scheme reserve balance was $ 387,468 (at 31 December 2022: $773,666).

Total charge arising from share-based payment transactions recognized in the consolidated statement of comprehensive income as part of employee benefit was $ 386,198 for the six-month period ended 30 June 2023 (expense of $257,093 for the six-month period ended 30 June 2022). The fair value change is a result of the decline in share price during the year which, in turn, led to a decrease in the probability of exercising options and the value of each option. Grant date was achieved after the award date for majority of awarded shares as the grant date was linked to the business combination transaction. Shares was only granted when business combination transaction was consummated.

On 14 April 2022, the board of directors of the Parent Company passed a unanimous resolution to change the maximum number of share options that the Company is authorized to grant to its employees as identified by the management. This extension remains at similar terms with the original options, where 25% of the options vest annually from the issue date and are exercisable up to 10 years from the issue date.

11Derivative warrant liabilities

Private and Public Warrants

Prior to the Transaction, the SPAC issued 17,433,333 warrants each exercisable at $11.50 per one Class A Ordinary Share, of which 11,500,000 are Public Warrants listed on NASDAQ and 5,933,333 Private Warrants held by the sponsor. Upon closing of the Transaction, the Parent Company assumed the Public Warrants and Private Warrants. Each whole warrant entitles the holder to purchase one share of the Company’s Class A ordinary shares at a price of $11.50 per share.

The Public Warrants will expire 5 years after completion of the transaction. The Parent Company has the ability to redeem the outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the Parent Company’s Class A ordinary shares equals or exceeds $18.00 per share.

The Private Warrants are identical to the Public Warrants, except that the Private Warrants and the ordinary shares issuable upon exercise of the Private Warrants, so long as they are held by the sponsor or its permitted transferees, (i) will not be redeemable by the Parent Company, (ii) may not be transferred, assigned or sold by the holders until 30 days after the completion of the Transaction, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights. If the Private Warrants are held by holders other than the sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the Public Warrants.

Series A and Series B Warrants

On 9 August 2022, the Group entered a private placement agreement (“Securities Purchase Agreement”) to sell Class A Ordinary Shares and Warrants to an investor for a total subscription amount of $20 million which are paid in full at the date of execution. In accordance with the terms of the Securities Purchase Agreement, the investor received 12,121,214 Series A Warrants exercisable within 5 years and 6,060,607 Series B Warrants exercisable within 2 years.

	(Unaudited)
	At 30 June	At 31 December
	2023	2022
	USD	USD

Opening balance	1,317,091	—
Recognized pursuant to the reverse acquisition transaction	—	35,487,284
Change in fair value during the period/year	—	(34,170,193)
Ending balance	1,317,091	1,317,091

(15)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2023 and 2022 (continued)

12Accounts payable, accruals and other payables

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2023	2022
	USD	USD

Financial items
Accounts payables	12,229,237	29,158,270
Other payables	1,071,990	1,296,594
Captain payables	270,632	608,085
Accrued expenses	159,733	523,758
Advances from customers	—	338,425
	13,731,592	31,925,132
Non-financial items
Advances from individual customers (e-wallets)	1,185,506	1,493,370
Total accounts payable, accruals and other payables	14,917,098	33,418,502

During the six-month period ended 30 June 2023, the Group entered into settlement agreements with a significant number of creditors. These agreements release the Group of a significant portion of creditor balances, mainly associated with the SPAC transaction, as of the reporting period by discounting a portion of the liability. These agreements resulted in discounts amounting to $ 16,637,801 million that were contingent on the Group’s immediate settlement of these outstanding balances upon the closing date of the agreements (Note 18). The Group abided by the terms of these agreements and settled the outstanding balances at the respective closing date of each agreement. The discounted amounts were charged to the condensed interim consolidated financial statements.

13Deferred purchase price

The movement in the deferred purchase price is as follows:

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2023	2022
	USD	USD

Opening balance	7,619,581	3,618,902
Acquisitions	—	36,507,949
Change in fair value	(876,610)	(31,844,346)
Issuance of shares	(306,936)	(662,924)
Settlements	(5,377,829)	—
Ending balance	1,058,206	7,619,581

The deferred purchase price consists of outstanding cash payments and share issuances. The change in fair value is a result of revaluing the shares outstanding to reflect share price as per the purchase agreements. Management has not used any complex assumptions in arriving at the fair value of the deferred purchase price.

(16)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2023 and 2022 (continued)

13Deferred purchase price (continued)

The deferred purchase price is detailed as follows:

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2023	2022
	USD	USD

Shotl	627,158	1,004,987
Urbvan	425,313	1,598,729
Door2Door	5,735	15,865
Voltlines	—	5,000,000
	1,058,206	7,619,581

	(Unaudited)	(Audited)
Maturity analysis	At 30 June	At 31 December
	2023	2022
	USD	USD

Less than one year (current)	988,038	7,425,488
One to five years (non-current)	70,168	194,093
	1,058,206	7,619,581

14Revenue

The Group derives its revenue principally from end-users who use the Group’s platform to access routes predetermined by the Group. Revenue for transport services represents the total amount of fees charged to the end user for these services, net of items as disclosed in the revenue reconciliation table below.

Disaggregated revenue information

	(Unaudited) For the six-month
	period ended 30 June
	2023	2022
	USD	USD

Business to business – TaaS	8,194,324	15,651,129
Business to customers – B2C	2,921,689	6,020,262
	11,116,013	21,671,391

Revenue by geographical location

	(Unaudited) For the six-month
	period ended 30 June
	2023	2022
	USD	USD

Egypt	10,389,858	19,085,808
Kingdom of Saudi Arabia	726,155	2,005,566
United Arab Emirates	—	580,017
	11,116,013	21,671,391

(17)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2023 and 2022 (continued)

15Cost of sales

	(Unaudited) For the six-month
	period ended 30 June
	2023	2022
	USD	USD

Captain costs	9,329,612	23,476,732
Captain bonuses	68,844	401,393
Captain deductions	(87,195)	(7,636)
Tolls and fines	41,367	539,407
	9,352,628	24,409,896

16General and administrative expenses

	(Unaudited) For the six-month
	period ended 30 June
	2023	2022
	USD	USD

Staff costs	1,490,040	15,651,983
Technology costs	458,376	5,768,321
Professional fees	244,135	4,663,753
Depreciation of property and equipment	137,519	80,620
Outsourced employees	125,622	4,281,472
Depreciation of right-of-use assets	107,039	592,507
Office expenses	73,207	964,931
Rent expense	55,727	224,266
Customer experience costs	32,278	2,306,120
Other expenses	20,371	2,207,618
Travel and accommodation	19,551	1,396,514
Insurance	17,534	82,757
Amortization of intangible assets	4,628	—
Entertainment	535	115,779
Expansion expenses	—	1,826,462
	2,786,562	40,163,103

17	Other expenses

	(Unaudited) For the six-month
	period ended 30 June
	2023	2022
	USD	USD

Listing costs	2,305,274	1,906,995
	2,305,274	1,906,995

(18)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2023 and 2022 (continued)

18	Other Income

	(Unaudited) For the six-month
	period ended 30 June
	2023	2022
	USD	USD

Creditors settlements (Note 12)	16,637,801	—
Other income	129,913	4,649
	16,767,714	4,649

19Taxes

19.1Components of provision for income taxes

The below table summarizes the income tax benefits and corporate tax expenses incurred by the group:

	(Unaudited) For the six-month
	period ended 30 June
	2023	2022
	USD	USD

Income tax benefit	—	672,857
Corporate tax expense	—	—
	—	672,857

19.2Deferred tax asset

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes at the enacted rates. The significant components of the Group’s deferred tax assets as of the six-month period ended 30 June 2023 indicated below were as follows:

	(Unaudited) For
	the six-month	(Audited) For the
	period ended 30	year ended 31
	June 2023	December 2022
	USD	USD

Deferred tax asset movement:
Opening balance	18,708,988	14,631,743
Income tax benefit	—	3,225,251
Deferred tax credits acquired through business combinations	—	4,104,774
Foreign currency adjustments	(4,839,149)	(3,252,780)
Transfers to assets held for sale	(4,461,190)	—
Closing balance	9,408,649	18,708,988

(19)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2023 and 2022 (continued)

20Earnings/(loss) per share

Basic earnings/(loss) per share is computed by dividing the net profit/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, adjusted for the effect of the Conversion Ratio as discussed in Note 1 and applied retrospectively to all prior years presented.

15 million Earnout Shares have been excluded from the calculation of weighted average shares outstanding, as they are contingently issuable subject to achieving certain milestones on the trading price and volume of our Class A ordinary shares on NASDAQ.

As the Group was loss-making during 2022, 2021 and 2020, potentially dilutive instruments all have an anti-dilutive impact and therefore have been excluded in the calculation of diluted weighted average number of ordinary shares outstanding. These instruments include certain outstanding equity awards, warrants, share options and convertible loans and could potentially dilute earnings per share in the future.

The following table sets forth the computation of basic and dilutive earnings/(loss) from the continued operations per share attributable to the Group’s ordinary shareholders:

	(Unaudited)	(Unaudited)
	For the six-	For the six-
	month period	month period
	ended 30	ended 30
	June 2023	June 2022
Profit/(loss) from continuing operations for the year attributable to equity holders of the Parent Company	3,589,285	(145,979,134)
Loss from discontinued operations for the year attributable to equity holders of the Parent Company	(1,511,817)	(13,759,245)

Weighted average number of ordinary shares outstanding during the year	6,566,922	106,253,308

Profit/(loss) per share attributable to equity holders of the Parent Company from continuing operations – basic	0.55	(1.37)

Profit/(loss) per share attributable to equity holders of the Parent Company from continuing operations – diluted	0.44	(1.37)

Profit/(loss) per share attributable to equity holders of the Parent Company – basic	0.32	(1.50)

Profit/(loss) per share attributable to equity holders of the Parent Company – Diluted	0.25	(1.50)

21Related party transactions and balances

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties include associates, parent, subsidiaries, and key management personnel or their close family members. The terms and conditions of these transactions have been mutually agreed between the Group and the related parties. To determine significance, the Group considers various qualitative and quantitative factors including whether transactions with related parties are conducted in the ordinary course of business.

Interest in subsidiaries

The details of interests in the subsidiaries with whom the Group had entered into transactions or had agreements or arrangements in place during the period are disclosed in Note 1 of the condensed interim consolidated financial statements.

(20)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2023 and 2022 (continued)

21Related party transactions and balances (continued)

Compensation of key management personnel

Key management personnel of the Group comprise the Parent Company’s directors and senior management of the Group.

	(Unaudited) For the six-month
	period ended 30 June
	2023	2022
	USD	USD

Compensation and short-term employee benefits	344,355	13,401,897
	344,355	13,401,897

Balances with related parties

The following balances are outstanding at the end of the year:

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2023	2022
	USD	USD

Due to Board members	556,000	—
	556,000	—

Transactions with related parties

Details of transactions with related parties during the period, other than those which have been disclosed elsewhere in these condensed interim consolidated financial statements, are as follows:

	(Unaudited) For the six-month
	period ended 30 June
	2023	2022
	USD	USD

Payments made on behalf of the Group	556,000	—
Loan from a related party	139,000	—

(21)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2023 and 2022 (continued)

21Related party transactions and balances (continued)

Short-term loans from related parties

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2023	2022
	USD	USD

Sister company
Routebox Technologies SL	—	77,894
	—	77,894
Shareholders of Shotl Transportation SL
Camina Lab SL	—	299,653
Marfina SL	—	66,151
	—	365,804
Other related parties
V.N.V.	139,985	—
	139,985	—

	139,985	443,698

During 2022, the Group’s board of directors resolved to sell Shotl Transportation. As such, the associated short-term loans, loan from a sister company and loans from the shareholders of Shotl Transportation SL, have been presented under “Liabilities directly associated with assets classified as held for sale”. In February 2023, the Group finalized sale of Shotl Transportation, S.L. for an amount of $ 0.378 million, which was used to settle a portion of the deferred purchase price owed to the original shareholders of the subsidiary.

22Discontinued operations

On 30 May 2022, the Group announced the first portfolio optimization plan, which puts more focus on profitability and cost efficiencies across the business. Adopting this plan resulted in a 32% headcount reduction as well as partial discontinuation of selected operations across the group, none of which qualified as a major business discontinuation.

On 18 November 2022, the Group announced the second stage of the plan, which further streamlines strategy by weighing for each subsidiary different alternatives such as downsizing operations, completely discontinuing operations, and seeking potential buyers. Adopting this plan resulted in an increased focus on developing the Group’s largest markets and the discontinuation of operations or sales of the Group’s smaller markets.

(22)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2023 and 2022 (continued)

22Discontinued operations (continued)

According to the guidance provided by IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, the assets and liabilities associated with those subsidiaries whose operations were discontinued have been presented as held for sale in the consolidated financial statements. The results, major classes of assets and liabilities, and net cash flows of these subsidiaries are presented below.

		Swvl					Swvl MY For
		Pakistan	Shotl		Swvl	Smart Way	Information		Swvl
	Volt Lines	(Private)	Transportation,	Swvl NBO	Technologies	Transportation	Technology		Germany	Urbvan
	B.V.	Ltd.	S.L.	Limited	Ltd.	LLC	SDN BHD	Viapool Inc.	GmbH	Mobility Ltd.	Total
Results for the six-month period ended 30 June 2023
Revenue	—	—	—	—	—	—	—	—	—	8,979,980	8,979,980
Expenses	—	—	—	(10,843)	(68,126)	—	—	—	—	(10,446,805)	(10,525,774)
Operating loss	—	—	—	(10,843)	(68,126)	—	—	—	—	(1,466,825)	(1,545,794)
Finance income/(costs)	—	—	—	—	166	—	—	—	—	—	166
Other income	—	—	—	3,032	—	—	—	—	—	30,779	33,811
Loss from discontinued operations	—	—	—	(7,811)	(67,960)	—	—	—	—	(1,436,046)	(1,511,817)
Assets
Intangible assets	—	—	—	—	—	—	—	—	—	10,534,278	10,534,278
Trade and other receivables	—	—	—	—	—	—	—	—	—	2,557,797	2,557,797
Cash and cash equivalents	—	—	—	7,299	9,638	84,834	2,063	—	—	437,922	541,756
Assets classified as held for sale	—	—	—	7,299	9,638	84,834	2,063	—	—	13,529,996	13,633,830
Liabilities
Interest-bearing loans	—	—	—	—	—	—	—	—	1,275,768	—	1,275,768
Provision for employees' end of service benefits	—	—	—	—	—	—	—	—	—	305,462	305,462
Lease liability	—	—	—	—	—	—	—	—	—	111,355	111,355
Accounts payable, accruals and other payables	—	—	—	44,985	378,040	460,567	12,154	1,870,187	1,094,531	3,613,179	7,473,643
Liabilities directly associated with assets classified as held for sale	—	—	—	44,985	378,040	460,567	12,154	1,870,187	2,370,299	4,029,996	9,166,228
Net assets directly associated with assets classified as held for sale	—	—	—	(37,686)	(368,402)	(375,733)	(10,091)	(1,870,187)	(2,370,299)	9,500,000	4,467,602

Amounts included in accumulated OCI	(103,808)	(1,591,067)	51,126	(96,895)	187,121	—	5,912	420,034	635,103	—	(492,474)
	—	—	—	—	—	—	—	—	—	(209,468)	(209,468)
Exchange differences on translation of foreign operations	—	(425,973)	11,857	(83,762)	99,929	13,268	600	224,785	(35,773)	2,554,409	2,359,340
Disposal of subsidiary	103,808	2,017,040	(62,983)	—	—	—	—	—	—	—	2,057,865
Reserve of disposal group classified as held for sale	—	—	—	(180,657)	287,050	13,268	6,512	644,819	599,330	2,344,941	3,715,263
Operating	(1,097,419)	(960,975)	(53,629)	(6,504)	10,108	(28)	(722)	(224,785)	35,773	4,029,996	1,731,815
Investing	2,715,674	—	—	—	—	—	—	—	—	(10,436,926)	(7,721,252)
Financing	—	—	—	—	—	—	—	—	—	—	—
Net cash inflow	1,618,255	(960,975)	(53,629)	(6,504)	10,108	(28)	(722)	(224,785)	35,773	(6,406,929)	(5,989,437)
Earnings per share
Basic, loss for the year from discontinued operations											(0.23)
Diluted, loss for the year from discontinued operations											(0.18)

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Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2023 and 2022 (continued)

22Discontinued operations (continued)

		Swvl					Swvl MY For
		Pakistan	Shotl		Swvl	Smart Way	Information		Swvl
	Volt Lines	(Private)	Transportation,	Swvl NBO	Technologies	Transportation	Technology		Germany	Urbvan
	B.V.	Ltd.	S.L.	Limited	Ltd.	LLC	SDN BHD	Viapool Inc.	GmbH	Mobility Ltd.	Total
Results for the six-month period ended 30 June 2022
Revenue	743,030	9,716,638	551,132	—	2,091,455	1,651,022	1,683	4,381,631	202,921	—	19,339,512
Expenses	(655,538)	(14,692,773)	(7,766)	—	(2,963,483)	(1,604,089)	(1,530)	(4,932,666)	(46,848)	—	(24,904,693)
Operating loss	87,492	(4,976,135)	543,366	—	(872,028)	46,933	153	(551,035)	156,073	—	(5,565,181)

Finance income/(costs)	(36,037)	(4,847)	(11,774)	745	(23,899)	(1,083)	—	(15,099)	(157,023)	—	(249,017)
Other expenses	(470,247)	(3,126,094)	(1,341,489)	(218,598)	(3,207,020)	(1,326,709)	(17,905)	(2,518,149)	(752,041)	—	(12,978,252)
Other income	2,689,396	—	41,334	—	—	—	—	35	470,342	—	3,201,107
Deferred tax gains	—	—	—	—	—	—	—	(49,092)	—	—	(49,092)
Loss from discontinued operations	2,270,604	(8,107,076)	(768,563)	(217,853)	(4,102,947)	(1,280,859)	(17,752)	(3,133,340)	(282,649)	—	(15,640,435)

Operating	1,116,041	6,526,791	457,777	(168,839)	4,086,037	1,518,109	15,842	2,505,124	1,968,451	—	18,025,333
Investing	(2,375,624)	4,726	(339,561)	—	37,893	1,043	—	(5,141,238)	3,482,038	—	(4,330,723)
Financing	417,627	—	—	—	—	14,104	—	1,071,728	5,462,568	—	6,966,027
Net cash inflow	(841,956)	6,531,517	118,216	(168,839)	4,123,930.00	1,533,256.00	15,842.00	(1,564,386)	10,913,057	—	20,660,637
Earnings per share
Basic, loss for the year from discontinued operations											(0.13)
Diluted, loss for the year from discontinued operations											(0.13)

Volt Line BV

As per the second stage of the portfolio optimization plan, there are no intentions to further develop operations for Volt Line BV. As such, on 22 December 2022, it was proposed that a share sale and purchase agreement in respect of the entire issued share capital of Volt Lines BV is entered into where the entire issued share capital of the subsidiary is to be sold by the Group back to the original shareholders of the subsidiary. In January 2023, the Group finalized sale of Voltlines B.V for an amount of $5 million, which was used to settle the deferred purchase price owed to the original shareholders of the subsidiary.

Swvl Pakistan (Private) Ltd.

As per the second stage of the portfolio optimization plan, there are no intentions to further develop operations for Swvl Pakistan (Private) Ltd.. As such, management approached potential buyers with the intention to sell the subsidiary and, in January 2023, the sale of the subsidiary’s shares by the parent company was approved. In April 2023, the Group finalized sale of Swvl Pakistan (Private) Ltd. for an amount of $0.02 million.

Shotl Transportation, S.L.

As per the second stage of the portfolio optimization plan, there are no intentions to further develop operations for Shotl Transportation, S.L.. As such, on 22 November 2022, it was proposed that the subsidiary either be sold to potential buyers who expressed interest or, in the event the subsidiary cannot be sold, closed down. The sale back of the subsidiary’s shares by the parent company was approved on 22 February 2023. In February 2023, the Group finalized sale of Shotl Transportation, S.L. for an amount of $ 0.378 million, which was used to settle a portion of the deferred purchase price owed to the original shareholders of the subsidiary.

Urbvan Mobility Ltd

Following the second stage of the portfolio optimization plan, the Group focused on developing Urbvan Mobility Ltd. and its operations. No sale discussions took place between the second stage of the portfolio optimization plan and the 2022 consolidated financial statements’ reporting date with the subsidiary being a part of the Group’s main entities during the year ended 31 December 2022.

As a mean to refinance the Group, formal discussions with potential sellers for the subsidiary took place during the six-month period ended 30 June 2023. The sale was finalized subsequently in September 2023.

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Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2023 and 2022 (continued)

23Recapitalization costs

The difference in the fair value of the shares issued by the Company, the accounting acquirer, and the fair value of the SPAC’s, accounting acquiree’s, identifiable net assets represents a service received by the accounting acquirer. This difference is considered as cost of listing (recapitalization), and recorded in the condensed interim consolidated statement of profit or loss.

During the period, the Group incurred certain expenses as a result of the SPAC transaction. The following table displays the calculation of the listing costs recognized during the period:

	Number of
	shares/warrants	At Closing Date
	USD	USD

Net deficit from SPAC transferred to the Group
		18,532,095
SPAC ordinary shares outstanding	34,500,000
SPAC ordinary shares redeemed	(29,175,999)	—
Remaining Class A Ordinary Shares	5,324,001	—
SPAC Class B Sponsor Shares	8,625,000	—
Total shares issued to SPAC	13,949,001	—

Diluted share price at Closing Date	8.68	—
Total value transferred to the SPAC		121,077,329
Recapitalization costs		139,609,424

24Financial instruments by category

Financial assets as per statement of financial position

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2023	2022
		USD

At fair value
Sublease receivables	1,057,465	1,201,552
At amortised cost
Trade and other receivables	5,952,470	14,815,432
Cash and cash equivalents	376,768	1,538,347
	7,386,703	17,555,331

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Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2023 and 2022 (continued)

24Financial instruments by category (continued)

Financial liabilities as per statement of financial position

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2023	2022
	USD	USD

Accounts payable, accruals and other payables excluding non-financial items (i)	13,731,592	31,586,707
Deferred purchase price	1,058,206	7,619,581
Lease liabilities	1,989,845	2,343,126
Derivative warrant liabilities	1,317,091	1,317,091
Current tax liabilities	472,101	1,027,404
Due to related parties	556,000	—
Loan from related party	139,985	—
	19,264,820	43,893,909

25Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	in the principal market for the asset or liability; or
●	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Group. The fair value of an asset or liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurement are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1: quoted market price (unadjusted) in an active market for identical assets or liabilities that the entity can access at the measurement date.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability; either directly or indirectly.

Level 3: inputs that are unobservable inputs for the asset or liability.

The carrying amounts of the financial assets and financial liabilities approximate their fair values.

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Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2023 and 2022 (continued)

26Reclassifications

Certain comparative figures have been reclassified in order to conform to the current year’s presentation. The reclassifications in the condensed interim consolidated statement of comprehensive income pertain to presenting the results of discontinued operations separately to conform to the current year’s presentation.

27Subsequent events

27.1Sale of Urbvan Mobility Ltd

In September 2023, the Group finalized sale of Urbvan Mobility Ltd. for an amount of $12 million ($9.6 million net of all selling costs).

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